Exhibit 99.83

RIO ALTO ANNOUNCES THE DEPARTURE OF FEISAL SOMJI

For Immediate Release	February 18, 2011

Rio Alto Mining Limited (the "Corporation") (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) announces that Mr. Feisal Somji has resigned as a director and officer of the Corporation.

Mr. Somji served as the President and Chief Executive Officer of the Corporation from May 2007 to June 2010 and most recently as the Corporation’s Vice President Corporate Development. Among other successes, Mr. Somji was principally responsible for identifying, negotiating and concluding on behalf of the Corporation its June 2009 acquisition of a private mining company which held the rights to La Arena Project in north central Peru.

The Board would like to thank Mr. Somji for his dedication and service to the Corporation over the past number of years and wishes him every success in his future endeavours.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED
Klaus Zeitler
Director

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com